SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Atna Resources Ltd.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
04957F101

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 7, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 6 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04957F101	13D	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		8,357,842

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,398,791

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,357,842

WITH	10	SHARED DISPOSITIVE POWER

		3,398,791

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,756,633

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.9%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4. Purpose of the Transaction
     The Shares covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. The Reporting Person now believes that it would be in his best interest, and those of other shareholders, to attempt to influence the governance and business strategies of the Company.
     The Reporting Person intends to engage in discussions with the Board of Directors and management of Atna, regarding Atna, its prospects and potential means for enhancing shareholder value, including without limitation, with respect to potential changes in the business, strategy or Board composition of Atna. The Reporting Person may also from time to time seek to initiate or participate in such other actions as he deems necessary to enhance the value of his investment in Atna, including without limitation, actions intended to cause changes to the business, strategy or Board composition of Atna and which may include seeking to add nominees designated by the Reporting Person to Atna’s Board of Directors and/or removing individuals from Atna’s Board of Directors, requisitioning a meeting of shareholders of Atna and soliciting proxies in connection therewith, and/or making one or more shareholder proposals in connection with Atna.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 11,756,633 Shares, which is equal to approximately 11.9% of the total number of outstanding Shares, based on the Company’s Form 20-F/A filed on April 28, 2010, as supplemented by the Company’s subsequent Form 6-K’s. As of the date hereof, 3,398,791 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 10,304 of the Shares beneficially owned by Miller are owned of record by the IRA, 1,837,817 of the Shares beneficially owned by Miller are owned of record by MILGRAT I (V6), and 6,509,721 of the Shares beneficially owned by Miller are owned of record by Milfam II.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by MILGRAT I (V6), the IRA and Milfam II.

(c) The following table details the transactions effected by Miller in the past 60 days.

	TRUST A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
December 7, 2010	1,057,875	$0.5946

	Milfam II L.P.
Date of Transaction	Number of Shares Purchased	Price Per Share
November 9, 2010	123,480	$0.6861
November 29, 2010	100,000	$0.53244
November 30, 2010	585,500	$0.52743
December 2, 2010	37,500	$0.57
December 3, 2010	108,500	$0.571
December 6, 2010	8,000	$0.56857
December 7, 2010	1,057,875	$0.5946
December 8, 2010	58,422	$0.5852
December 14, 2010	10,500	$0.54841
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Not Applicable.
Item 7. Materials to be Filed as Exhibits:
     Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 7, 2011

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III